

July 3, 2013

Via E-mail
Peter T. Socha
President and Chief Executive Officer
James River Coal Company
902 E. Byrd Street, Suite 1600
Richmond, Virginia 23219

> **Re:** **James River Coal Company**
> **Registration Statement on Form S-3**
> **Filed June 6, 2013**
> **File No. 333-189137**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 22, 2013**
> **File No. 000-51129**

Dear Mr. Socha:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-3

Risk Factors, page 3

1. Please delete the language in the last sentence in the introductory paragraph where you reference risks and uncertainties that you have not described. All material risks should be described in your disclosure, and risks not deemed material should not be referenced.

Additional Risks Related to This Offering, page 3

The level of our indebtedness…, page 3

2. We note the statements that cash on hand will be sufficient throughout 2013 to meet debt covenants; your cash position beyond 2013 will depend on numerous factors; and that absent improvements to current market conditions, you would likely need to secure additional sources of liquidity to meet your cash requirements. Please revise to update your disclosure as of the most recent practicable date, clarifying the timeframe when you anticipate a liquidity shortfall "absent improvements to current market conditions." In this regard, please revise to address your ability to generate adequate amounts of cash to meet your cash needs on both a long- and short-term basis. If you have identified a short- or long-term material deficiency, please revise where appropriate to indicate the course of action you have taken or propose to take to remedy the deficiency.

Form 10-K for the Fiscal Year Ended December 31, 2013

General Business page 2

3. Please revise to include a map showing the locations of your operations pursuant to paragraph (b)(2) of Industry Guide 7.

Reserves page 5

4. Please forward to our engineer, as supplemental information and not as part of your filing, the technical reports related to the reserves acquired with the acquisition of International Resource Partners LP, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

5. We note your statement indicating that you perform your own economic feasibility analysis for your mineral reserves. Please revise to include the coal pricing and operating costs used in your economic feasibility pursuant to the Instructions to Item 102 of Regulation S-K.

6. Please revise to separate your metallurgical coal reserves from your steam coal reserves, or, include this information as a percentage of the total in your reserves table.

Management's Discussion and Analysis, page 42

7. Please revise your Management's Discussion and Analysis to provide clearer discussion and analysis of your business as seen through the eyes of those who manage it. Your MD&A should enhance the overall financial disclosure and provide the context within which financial information should be analyzed. For example,

   - We note disclosure on pages 45, 48 and 53 regarding trends in your business and changes from year to year in financial statement line items and liquidity. Please revise to further clarify the developments or external events that underlie material changes and trends. In this regard, we note statements by management in recent earnings calls that you prepared your balance sheet to withstand a "two year bear market" and are in the third year of a bear market.

   - You disclose on page 53 that you had $8.5 million of unused borrowing capacity under the Revolver as of year-end. It is unclear, however, to what extent your existing senior secured obligations permit or restrict your ability to issue additional debt. In this regard, we note questions and discussion during recent earnings calls concerning your ability to "add debt at the senior secured level."

   - We note the statement on page 45 that you use EBITDA as a key performance indicator, and that it is used in calculating compliance with your debt covenants. However, we are unable to locate discussion of the trends and underlying factors with respect to this key performance indicator.

   - You disclose on page 53 that you are in compliance with all of the financial covenants under your outstanding debt instruments. However, you do not provide approximate quantified disclosure of the degree to which you are in compliance with the covenants.

   Please revise to enhance the disclosure of your MD&A consistent with the items identified above. See Securities Act Release No. 33-8350 (Dec. 29, 2003) available at http://www.sec.gov/rules/interp/33-8350.htm.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Estimates

Evaluation of Long-Lived Assets for Impairment, page 25

8. We note your disclosure that long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Considering (a) the decline in coal prices and demand for coal (b) the significant decline in revenue of approximately 37% during the quarter ended March 31, 2013 (c) the fact that you have idled 3 million tons of production capacity in Central Appalachia as disclosed on page 22 and (d) your history of losses for the years ended December 31, 2012 and 2011 and the quarter ended March 31, 2013, clarify for us whether you considered these events to be triggering events requiring an impairment testing of your long lived assets for recoverability. In this regard please provide us with the following:

- Clarify what you consider an asset group (e.g. individual mine)

- Clarify how many asset groups were tested for impairment during the current fiscal year

- Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)

For any at risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan, at (202) 551-3388, or Brian Bhandari, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, at (202) 551-3610, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: David A. Stockton, Esq.